

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

July 26, 2018

Scott M. Settersten
Chief Financial Officer, Treasurer and Assistant Secretary
Ulta Beauty, Inc.
1000 Remington Blvd., Suite 120
Bolingbrook, Illinois 60440

> **Re:** **Ulta Beauty, Inc.**
> **Form 10-K for the Fiscal Year Ended February 3, 2018**
> **Filed April 3, 2018**
> **File No. 001-33764**

Dear Mr. Settersten:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products